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SEC Mail Processing

MAR 08 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34232 Pacific Coast Highway, Suite B
(No. and Street)

Dana Point	CA	92629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carroll — (804) 893-3712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 Wacker Dr, 6th Fl	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa P Genn
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7862379
My Commission Expires
January 31, 2024

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statement

For the Year Ended December 31, 2020

Filed as a Public Document in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934

Contents

Letter of Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 6

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Triton Pacific Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 4 to the financial statements, the Company was not in compliance with the net capital requirement under the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) at various times during the period from January 1, 2020 to February 24, 2020. Our opinion is not modified with respect to that matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 26, 2021

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	118,925
Commissions receivable		59,961
Due from affiliates		9,451
Prepaid expenses		39,753
Right of use assets		142,140
Fixed Assets, at cost, net of accumulated depreciation of $22,963		30,882
Deposits		5,600
Total assets	**$**	**406,712**

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	25,887
Commissions payable		30,878
Due to affiliates		4,332
Lease liabilities		148,811
Total liabilities		209,908
Members' Equity		196,804
Total Liabilities and Members' Equity	**$**	**406,712**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC

Notes to Financial Statement

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company follows accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition - The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from selling and distribution of fees for affiliated issuers. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes a dealer manager fee and is recognized as revenue when the performance obligation is satisfied, generally the trade date.

Note 2 – Significant Accounting Policies, Continued

Revenue Recognition – Continued, Additionally, the Company incurs certain costs related to the offerings on behalf of the affiliated issuers. Issuer reimbursement of these costs is recorded as revenue at the point in time the related expense is incurred as the performance obligation is satisfied at such date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets – Fixed assets are comprised of furniture and computers and are depreciated on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes - The Company, with consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements.

GAAP provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its federal and state organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities from 2017 to the present, generally for three years after they are filed.

Note 2 – Significant Accounting Policies, Continued

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rates are the implicit rates if it is readily determinable or otherwise the Company uses its internal, affiliate to affiliate, borrowing rates. The implicit rate of our leases are not readily determinable and accordingly, we use our internal borrowing rate based on the information available at the commencement date for all leases. The Company's internal borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment from an affiliate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease costs associated with our short-term leases on a straight-line basis over the lease term.

Note 3 – Related Party Transactions

Certain affiliates may either pay or have paid certain expenses of the Company and receive or pay reimbursement subsequent to the transactions. A balance of $9,451 was due from Prospect Flexible Income Fund, Inc. and $4,332 was due Tasty Brands, LP at December 31, 2020. These balances are unsecured, non-interest bearing and are due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had net capital of $82,035, which was $77,035 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 16.41 to 1. The Company had net capital deficiencies at various times during the period from January 1, 2020 to February 24, 2020. The Company reported these net capital deficiencies to FINRA and the SEC when discovered on February 25, 2020 and brought the net capital into compliance on February 25, 2020.

The Company does not carry accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3. The Company is relying on the SEC's Questions and Answers relating to Rule 15c3-3(k)(2)(i), that states that the Company is not required to maintain a "Special Account for the Exclusive Benefit of Customers", as it would not ever be in possession of customer funds or securities.

Note 5 – Leases

The Company has an obligation as a lessee for office space with an initial non-cancelable term in excess of one year. In accordance with GAAP, a right of use asset and lease liability were recorded based on the present value of the future lease payments using a discounted rate of 5%, the Company's estimated incremental borrowing rate. The Company has elected the practical expedient to account for the non-lease components for all asset classes. Payments due under the lease contracts include fixed payments and an annual escalator on base rent.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 60,544
Variable lease cost	7,811
Total lease cost	68,355

Amounts reported in the Statement of Financial Condition as of December 31, 2020 are as follows:

Operating leases:	
Operating lease ROU assets	$ 142,140
Operating lease liabilities	148,811

Other information related to leases as of December 31, 2020 was as follows:

Reduction to ROU assets resulting from reductions to lease obligations:	
Operating leases:	$ (55,118)
Weighted average remaining lease term	
Operating leases	2.25 years
Weighted average discount rate	
Operating leases	5.00%

At December 31, 2020, the future minimum lease payments under the noncancelable operating lease liability were as follows:

Year ending December 31,	Amount
2021	$ 69,282
2022	70,672
2023	17,755
Subtotal	157,709
Less: imputed interest	(8,898)
Total lease liability	148,811

Note 6 – Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made to the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statement and notes to the financial statement.